Via Facsimile and U.S. Mail
Mail Stop 6010

December 30, 2008

Mr. Stuart Grant
Chief Financial Officer
2190 Parkway Lake Drive
Birmingham, Alabama 35244

Re: Biocryst Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
File No. 0-23186

Dear Mr. Grant:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief